                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   January 31, 2006
                                                     Estimated average burden
                                                     hours per response...... 11
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                     Tekelec
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    879101103
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 8 Pages

CUSIP No. 879101103

--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Natinco, S.A.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
               (See Instructions)                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION                   Luxembourg
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER                                   0 shares
               -----------------------------------------------------------------
   NUMBER      6    SHARED VOTING POWER 8,801,301 shares, the voting power of
     OF             which is shared with Stirling Trustees Limited, as trustee
   SHARES           of the Natinec Trust under The Natinec Settlement Trust Deed
BENEFICIALLY        dated January 9, 2003. The Natinec Trust owns substantially
    OWNED           all of the equity interest in Natinco, S.A.
     BY        -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER                              0 shares
  REPORTING    -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER 8,801,301 shares, the dispositive
    WITH            power of which is shared with Stirling Trustees Limited, as trustee of the Natinec Trust. The Natinec Trust owns
                    substantially all of the equity interest in Natinco, S.A.
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                8,801,301 shares
--------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES
               (See Instructions)                                            [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          13.2 %
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON (See Instructions)                    CO
--------------------------------------------------------------------------------


                                Page 2 of 8 Pages

CUSIP No. 879101103

--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Stirling Trustees Limited, as trustee of the Natinec Trust
                    (the "Natinec Trust") under The Natinec Settlement Trust
                    Deed dated January 9, 2003
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
               (See Instructions)                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY
--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION      Jersey, Channel Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER                                   0 shares
               -----------------------------------------------------------------
   NUMBER      6    SHARED VOTING POWER 8,801,301 shares, the voting power of
     OF             which is shared with Natinco, S.A., the record holder of
   SHARES           these shares. The Natinec Trust owns substantially all of
BENEFICIALLY        the equity interest Natinco, S.A.
    OWNED      -----------------------------------------------------------------
     BY        7    SOLE DISPOSITIVE POWER                              0 shares
    EACH       -----------------------------------------------------------------
 REPORTING     8    SHARED DISPOSITIVE POWER 8,801,301 shares, the dispositive
   PERSON           power of which is shared with Natinco, S.A., the record
    WITH            holder of these shares. The Natinec Trust owns substantially all of the equity interest in Natinco, S.A.
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                8,801,301 shares
--------------------------------------------------------------------------------
      10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES
               (See Instructions)                                            [ ]
--------------------------------------------------------------------------------
      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          13.2 %
--------------------------------------------------------------------------------
      12       TYPE OF REPORTING PERSON (See Instructions)                    CO
--------------------------------------------------------------------------------


                                Page 3 of 8 Pages

CUSIP No. 879101103

ITEM 1(A) NAME OF ISSUER:

          Tekelec

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          5200 Paramount Parkway, Morrisville, NC 27560

ITEM 2(A) NAME OF PERSON FILING:

          This Statement is being filed by Natinco, S.A. and Stirling Trustees Limited, as trustee of the Natinec Trust (the "Natinec Trust") under The Natinec Settlement Trust Deed dated January 9, 2003, who are sometimes together referred to as the "Reporting Persons." Natinco, S.A. is the record owner of the shares. The Natinec Trust is the principal beneficial owner of the equity interest in Natinco, S.A.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of the principal business office of Natinco, S.A. is 5, boulevard de la Fiore, L-1528 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of Stirling Trustees Limited is P.O. Box 801, 28-30 The Parade, St. Helier, Jersey JE4 0SZ, Channel Islands.

ITEM 2(C) CITIZENSHIP:

          Natinco, S.A. is a company organized under the laws of Luxembourg. Stirling Trustees Limited is a company organized under the laws of Jersey, Channel Islands. The Natinec Trust is a trust organized under the laws of Jersey, Channel Islands.

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock

ITEM 2(E) CUSIP NUMBER:

          879101103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).


                                Page 4 of 8 Pages

CUSIP No. 879101103

          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          Not applicable

ITEM 4.   OWNERSHIP:

          Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

          The following information with respect to the ownership of Tekelec's Common Stock by the Reporting Persons is provided as of December 31, 2005, the last day of the year covered by this Statement:

          (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

          (b) Percent of class: See Row 11 of cover page for each Reporting Person.

          (c)  Number of shares as to which the person has:

               (i) Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.

               (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

               (iii) Sole power to dispose or to direct the disposition of: See
                    Row 7 of cover page for each Reporting Person.

               (iv) Shared power to dispose or to direct the disposition of: See
                    Row 8 of cover page for each Reporting Person.

          Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).


                                Page 5 of 8 Pages

CUSIP No. 879101103

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

          Instruction: Dissolution of a group required a response to this item. Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock owned by the Reporting Persons; provided, however, that Stirling Trustees Limited, as trustee of the Natinec Trust, may be deemed to have such rights with respect to the shares owned directly and of record by Natinco, S.A. due to the fact that the Natinec Trust owns substantially all of the equity interest in Natinco, S.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON:

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable

ITEM 10.  CERTIFICATION:

          Not applicable


                                Page 6 of 8 Pages

CUSIP No. 879101103

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: February 7, 2006

                                        NATINCO, S.A.


                                        By: /s/ John Seil
                                            ------------------------------------
                                        Print Name: John Seil
                                        Title: Director


                                        By: /s/ Pierre Lentz
                                            ------------------------------------
                                        Print Name: Pierre Lentz
                                        Title: Director


                                        STIRLING TRUSTEES LIMITED,
                                        as Trustee of the Natinec Trust under
                                        The Natinec Settlement Trust Deed dated
                                        January 9, 2003


                                        By: /s/ Paul W. Elliott
                                            ------------------------------------
                                        Print Name: Paul W. Elliott
                                        Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                Page 7 of 8 Pages

CUSIP No. 879101103

                                  EXHIBIT INDEX

Exhibit Number   Exhibit                                       Page
--------------   -------                                       ----
       1         Agreement to File Joint Statements on         Page 8 of 8 pages
                 Schedule 13G(1)

----------
(1) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the Commission on February 11, 2005.


                                Page 8 of 8 Pages